Media Release 1 | 4
Exhibit 99.1
Media Release
Frankfurt am Main
April 8, 2026
Deutsche Bank’s 2026 AGM to be held in person again
for the first time since 2019; dividend again increased
for shareholders
•Management Board and Supervisory Board propose a dividend of € 1.00 per share in respect of the financial year 2025, an increase of around 50%
compared to 2024
•Alexander Wynaendts and Yngve Slyngstad are proposed for another term on the Supervisory Board. It is intended that Wynaendts will subsequently be again elected Chairman of the Supervisory Board
•Frank Witter will step down from the Supervisory Board for personal reasons, with effect from the close of the Annual General Meeting on May
28, 2026. Carsten Knobel will be proposed for election to the Supervisory
Board at the AGM
•The remuneration of the Supervisory Board members is to be adjusted
The Annual General Meeting of Deutsche Bank AG (XETRA: DBKGn.DE / NYSE: DB)
will take place in person this year for the first time since 2019. Shareholders can attend in person in Frankfurt am Main and exercise their shareholder rights.

Issued by the media relations department of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main	Internet: db.com/news Email: db.media@db.com

Media Release 2 | 4
“The Supervisory Board and Management Board are very much looking forward to a direct and open exchange with our shareholders. By holding an in-person event, we are accommodating wishes of shareholders,” said Alexander Wynaendts,
Chairman of the Supervisory Board. “We believe that alternating on a regular basis between in-person and virtual formats, which we have now initiated, is for a good way of combining the advantages of both options.”
As announced in January 2026, the Management Board and the Supervisory Board
propose a dividend of € 1.00 per share (approximately € 1.9 billion in total) for
2025. This would represent an increase of around 50% compared to € 0.68 per share paid
in respect of 2024. Together with the share buyback launched in February 2026 with a volume of € 1.0 billion, which is now underway, this increases the cumulative capital distributions in respect of the financial years 2021-2025 to €
8.5 billion, thereby exceeding the Bank's original target of € 8.0 billion for this period.
Supervisory Board elections
Alexander Wynaendts' term of office is set to expire with the conclusion of the
Annual General Meeting on May 28, 2026. As announced in November, the
Supervisory Board has nominated Wynaendts for another four-year term. It is intended that Alexander Wynaendts will be re-elected Chairman of the
Supervisory Board following his election by the Annual General Meeting. Yngve
Slyngstad's term of office also expires at the 2026 AGM; he is also proposed for re-
election.
Frank Witter has informed the Bank that he will resign from his Supervisory Board mandate for personal reasons at the conclusion of the Annual General Meeting on
May 28, 2026. To fill the vacancy, Carsten Knobel, Chief Executive Officer of
Henkel AG & Co. KGaA, will be proposed for election to the Supervisory Board at the AGM.
“I am delighted that Carsten Knobel will be a candidate for our Supervisory Board.
He brings extensive experience and is a highly respected representative of a globally oriented German industrial and consumer goods company,” said
Wynaendts. “At the same time, I look forward to continuing the good and trusting cooperation with Yngve Slyngstad.”
“I would also like to thank Frank Witter for his significant contribution over the past years. With his commitment and expertise as Chairman of the Audit Committee, he supported the bank during an important phase and contributed greatly to its success," Wynaendts added.
Media Release 3 | 4
Adjustment of Supervisory Board Compensation
The Supervisory Board and Management Board believe that the current compensation for the Supervisory Board is no longer competitive in attracting and retaining highly qualified Supervisory Board members. Given the demanding and multifaceted requirements, and the particularly complex regulatory environment that also impacts on the Supervisory Board's work, the members' compensation should therefore be adjusted. The fixed annual basic compensation for Supervisory
Board members will be increased from € 300,000 to € 350,000, for the deputy
Chairman of the Supervisory Board from € 475,000 to € 550,000, and for the
Chairman of the Supervisory Board from € 950,000 to € 1,150,000. Furthermore, the person chairing a Supervisory Board committee will generally receive additional remuneration in the future, and previous exemptions for this will no longer apply.
The full agenda is published at hauptversammlung.db.com.
Participation in the AGM 2026
Shareholders of Deutsche Bank can fully exercise all shareholder rights. In addition, Deutsche Bank is again offering additional information and participation opportunities this year:
•The speeches of the Chairman, Alexander Wynaendts, and the Chief
Executive Officer, Christian Sewing, will be published on Wednesday, May
20, 2026, the latest, on the bank’s website at agm.db.com
•Shareholders can submit written statements for publication until May 25,
2026
•The Bank will broadcast the entire AGM, including the general debate and voting, live, both on the shareholder portal (agm.db.com/
shareholderportal) and publicly on its website (agm.db.com)
•Virtual voting is possible until the end of the general debate on the day of the AGM
All details on participation and interaction options are available in the invitation at
agm.db.com.
Media Release 4 | 4
For further information please contact:
Deutsche Bank AG
Media Relations
Christian Streckert
Phone: +49 69 910 38079
Email: christian.streckert@db.com
Eduard Stipic
Phone: +49 69 910 41864
Email: eduard.stipic@db.com
Investor Relations
Phone: +49 800 910-8000
Email: db.ir@db.com
About Deutsche Bank
Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.
Forward-looking statements
This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement.
Such factors include the conditions in the financial markets in Germany, in Europe, in the United
States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission.
Such factors are described in detail in our most recent SEC Form 20-F, under the heading “Risk
Factors”. Copies of this document are readily available upon request or can be downloaded from
www.db.com/ir.